UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) today informed the Mexican Stock Exchange about the measures CEMEX and CEMEX’s direct and indirect subsidiaries (the “CEMEX Group”) has taken or currently expects to take regarding the Coronaviruses (“COVID-19”) pandemic and of the risks and impacts of COVID-19 on CEMEX’s results of operations, liquidity and financial condition.

As of March 18, 2020, (i) out of more than 40,000 employees that the CEMEX Group has worldwide, CEMEX had been formally informed that 2 CEMEX Group employees have tested positive for COVID-19, (ii) the CEMEX Group’s cement manufacturing and other operations remained operational, and (iii) the CEMEX Group’s corporate offices had been working with the minimal number of employees reasonably possible as employees had been asked to work remotely.

The health and safety of its employees, contractors and suppliers is the CEMEX Group’s top priority. CEMEX continues to monitor the development of COVID-19, leveraging information from relevant health organizations such as the World Health Organization, Centers for Disease Control, and others organizations as well as from authorities, such as the information and recommendations being implemented by the governments of the countries, regions, cities or towns in which the CEMEX Group operates.

The CEMEX Group has set-up local rapid response teams that remain activated throughout the CEMEX Group’s operations and the CEMEX Group continues to implement preventive measures, accordingly. Some of the measures the CEMEX Group has taken include restricting all work-related travel, arrangements so that employees can work remotely, and optimizing the amount of people we have working in our operating facilities and corporate offices. Among other initiatives, we have also enhanced the CEMEX Group’s internal information campaigns on recommended practices for health, hygiene, and social interaction, promoting social distancing. We also continue to cooperate with our clients and suppliers in order to implement measures that are designed to maintain business continuity or to try and reduce any impact disruptions caused by COVID-19 could have in our business.

As informed earlier today by CEMEX Holdings Philippines, Inc. to the Philippines Stock Exchange, a voluntary decision has been taken to start a process that in the upcoming days will lead to the temporary stoppage of production of the CEMEX Group’s Solid Cement Plant located in Antipolo City, in the Philippines. This voluntary measure is consistent with the Philippines’ Government implementation of the “Enhanced Community Quarantine” in Luzon in the Philippines that was declared by President of the Philippines this week in an effort of instituting more stringent measures to try to contain the spread of COVID-19, such as the prohibition of mass gatherings, strict home quarantine, suspension of mass transport facilities, and restricted land, air and sea travel. As of the date of this report, CEMEX cannot provide assurance it will not adopt similar measures with respect to its other operating facilities.

In addition, the CEMEX Group has taken steps, such as drawing funds from committed bank facilities, to improve its overall liquidity position in case of disruptions in the financial and capital markets. This measure will have the effect of increasing the CEMEX Group’s overall debt and cash levels, at least in the short to medium term. Among other measures the CEMEX Group is evaluating, is to delay certain capital expenditures that had been planned, and to have a reasonable amount of inventory at the CEMEX Group’s operating facilities and other locations with the intention of being able to serve customers, to the extent possible.

Furthermore, as of March 18, 2020, CEMEX believes that COVID-19 has already been a contributing factor in the decline of the global economy because of the disruption and impact in global economic activity, trade and travel, it has caused, which in turn adversely affects the CEMEX Group’s industry, and ultimately the CEMEX Group’s financial condition, business, liquidity and results of operations. CEMEX also believes that the current measures taken to limit the spread of COVID-19 will have a negative impact on short-term economic growth across the world. Nevertheless, if the outbreak is contained quickly, it should be possible to recover lost output. However, if COVID-19 spreads further or supply chain disruption persists, CEMEX believes the economic damage could be greater.

Also, regarding any forward-looking statement made by CEMEX, the risks and impacts associated with COVID-19 must be considered. As of the date of this report, due to the rapid spread of COVID-19, among other factors in the countries in which the CEMEX Group operates, CEMEX continues to fully evaluate and assess the overall risks that COVID-19 could have on the CEMEX Group’s financial condition, business, liquidity and results of operations, and expects to disclose any further risks associated with COVID-19 in future filings.

The CEMEX Group shall continue to cooperate with customers, contractors and suppliers in order to identify, review and implement measures that are designed to maintain business continuity or reduce the impact or disruptions that COVID-19 will have in the CEMEX Group’s business. The CEMEX Group is also undertaking discussions with other stakeholders, such as creditors and authorities, to assist in implementing measures to deal with COVID-19 and determine how COVID-19 may impact, if at all, these stakeholders’ relationship with the CEMEX Group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 20, 2020	By:	/s/ Rafael Garza
		Name:	Rafael Garza
		Title:	Chief Comptroller